UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

Commission File No. 0-30148

PHOTOCHANNEL NETWORKS INC.

(Translation of registrant's name into English)

506 - 425 Carrall Street, Vancouver, British Columbia V6B 6E3 Canada

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

Contact: Kyle Hall
                 PhotoChannel Networks Inc.
                 604-893-8955 ext 293
                 khall@photochannel.com

Industry Veteran Peter Fitzgerald Becomes PhotoChannel Networks CEO

VANCOUVER, BC - March 4, 2005 - PhotoChannel Networks Inc. (TSX-V: PNI and OTCBB: PHCHF), the global leader in digital imaging network technology, announces that Peter Fitzgerald has assumed the responsibilities of President and CEO of the Company, effective immediately. Bart Copeland was relieved of his duties as President and CEO.

The Chairman of the Board of Directors, Peter Fitzgerald will now lead the PhotoChannel management team and overall direction of PhotoChannel. Mr. Fitzgerald joined PhotoChannel as a Director and investor in 2001 and became Chairman in 2004. Previously, he was CEO of Gretag Imaging, a position he held from August 1998 until January 2001. During his time at Gretag, he built the company into one of the world's leading manufacturers of imaging equipment and systems. Prior to Gretag, Mr. Fitzgerald was CEO of Qualex, the Kodak photo-processing subsidiary, which he led successfully for over seven years. Qualex is one of the world's largest photo processors, providing film processing services and on-site minilab programs for many major retailers. While operating Qualex, Mr. Fitzgerald retained his active role as vice president at Eastman Kodak, where he held various executive positions, including that of general manager, Worldwide Consumer Imaging Services. A graduate of the PMD program at Harvard Business School, Mr. Fitzgerald received an M.S. in business administration from the Massachusetts Institute of Technology. He is a fellow of the Charter Association of Certified Accountants.

About PhotoChannel
Founded in 1995, PhotoChannel has created and manages the open standard PhotoChannel Network environment. The PhotoChannel system is currently utilized by major photofinishing retailers and wireless carriers to provide their consumers with online image printing and picture messaging services. There are more than 7,800 retail locations worldwide accepting print orders from the PhotoChannel system. For more information on the Company visit www.photochannel.com.

Investor Information:  (866) 345-0115

WARNING: The TSX Venture Exchange has neither approved nor disapproved the information contained in this release. The Company relies upon litigation protection for "forward-looking" statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOTOCHANNEL NETWORKS INC.

Date: March 7, 2005.

/s/ Robert Chisholm
Robert Chisholm, CFO